

March 28, 2014

Via E-mail
Robert Lipsher, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, NW, Suite 780
Washington, D.C. 20015

> **Re: Harvard Illinois Bancorp, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on March 28, 2014**
> **File No. 0-53935**

Dear Mr. Lipsher:

We have reviewed the above filing and have the following comment.

Proxy Statement

Voting Procedures and Method of Counting Votes, page 4

1.   We note your disclosure in the second to last paragraph of this section that "[i]n the event at the time of the Meeting there are not sufficient votes for a quorum or to approve or ratify any matter being presented, the Meeting may be adjourned in order to permit the further solicitation of proxies." If the adjournment of a meeting is intended as a means for soliciting additional proxies, the adjournment would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Exchange Act Rule 14a-4. Please note that pursuant to Rule 14a-4(c)(7), a proxy may confer discretionary authority to vote on matters incident to the conduct of the meeting. Please revise this disclosure and the proxy card. The proxy card should include an additional box so that the shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, as this is an action that appears to be contemplated. Also provide the information required pursuant to Item 21 of Schedule 14A.

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Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions